Filed by Silvercorp Metals Inc.
Commission File No. 0001340677
Pursuant to Rule 425 under the
United States Securities Act
of 1933, as amended
Subject Company: Klondex Mines Ltd.
Commission File No. 00013116605
Dated: June 8, 2009

Takeover Bid for Klondex Mines Ltd. June 2009 NYSE Amex: SVM

Presentation Not an Offer This presentation does not constitute an offer to purchase or sell or a solicitation of an offer to sell securities. This presentation relates to a business combination transaction with Klondex Mines Ltd. ("Klondex") proposed by Silvercorp Metals Inc. ("Silvercorp"). The Offer will be made solely under the registration statement, offer to purchase, prospectus and other offer documents that Silvercorp expects to file with the United States Securities and Exchange Commission. Investors and security holders are advised to read these documents carefully when they become available, because they will include important information regarding the Offer. At that time, investors and stockholders may obtain a free copy of the offer to purchase, prospectus, the related letter of transmittal and certain other Offer documents from the Securities and Exchange Commission's website at www.sec.gov and from Silvercorp's website or by directing a request to Silvercorp's investor relations department by telephone at 1-888-224-1881, fax 604-669-9387 or e-mail at info@Silvercorp.ca or by contacting the Information Agent, Kingsdale Shareholder Services Inc. at 1-888-518-6832. SILVERCORP URGES INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER AND TAKE OVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Certain of the statements made herein may contain forward-looking statements or information within the meaning of Canadian securities laws and the applicable securities laws of the United States. Such forward looking statements or information include, but are not limited to, statements or information with respect to Silvercorp's intention with respect to a proposed offer to acquire Klondex; the proposed terms of such an offer; the business, operations and financial performance and condition of each of Silvercorp, Klondex and the proposed combined company and the estimation of mineral resources of Silvercorp, Klondex and the proposed combined company. Forward-looking statements or information are based on a number of estimates and assumptions and are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying estimates and assumptions prove incorrect, actual results may vary materially from those described in forward looking statements or information. Factors related to such risks and uncertainties, and underlying estimates and assumptions include, among others, the following: Silvercorp's assessment of the effect of an offer on Silvercorp and on the shareholders of Klondex, the timing and prospects for shareholder acceptance of an offer and the implementation thereof; the satisfaction of any conditions to an offer; the ability of Silvercorp to advance development of the Fire Creek gold project; gold and silver price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated resources, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of mineral exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled "Risk Factors" in Silvercorp's most recently filed Annual Information Form and Form 40-F filed with the U.S. Securities and Exchange Commission for the year ended March 31, 2009. Accordingly, undue reliance should not be placed on forward looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, except as may be required by law, and you are referred to the full discussion of Silvercorp's business contained in Silvercorp's reports filed with the securities regulatory authorities in Canada and the United States. The shares of Silvercorp Metals Inc. trade on the Toronto Stock Exchange (TSX: SVM) and the NYSE Amex (SVM). Neither the TSX nor the NYSE Amex have approved or disapproved the form or content of this release. Cautionary Note To U.S. Investors Concerning Estimates Of Measured, Indicated And Inferred Resources This presentation uses the terms "Measured", "Indicated" and Inferred" Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. "Inferred Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. NYSE Amex: SVM Cautionary Statements

NYSE Amex: SVM Silvercorp has built a record of success by formulating and executing a distinct long-term strategy characterized by three key steps: Acquire a project and conduct selective exploration to further delineate its potential Develop mine operations and generate profits before the project's potential is fully drilled Use cash flow generated from operations to fund further exploration, resource expansion and production ramp up Silvercorp's Strategic Vision This strategy has proven to be very effective with high-grade mineral resources

NYSE Amex: SVM Transaction Overview Offer Price 0.50 Silvercorp common shares per Klondex common share C$2.18 per Klondex common share (1) Values Klondex at C$70 million (1)(2) Premium • 59% premium to Klondex's closing price as at June 5, 2009 (1) • 63% premium to Klondex's 20-day VWAP as at June 5, 2009 (3) Structure Take-over bid Conditions Minimum tender threshold of 662/3% Absence of certain prohibited activities on the part of Klondex (including share issuances, material debt issuances, acquisitions and dispositions) Absence of any material change in Klondex No untrue statements or omissions in Klondex's public disclosure Klondex's shareholder rights plan being waived, invalidated or cease traded Receipt of all required regulatory approvals and third-party consents No legal or other impediments Offer to acquire all Outstanding Shares of Klondex Based on Silvercorp's closing share price as at June 5, 2009 On a fully-diluted basis Based on Silvercorp's 20-day VWAP as at June 5, 2009

NYSE Amex: SVM Transaction Timing Prior attempts to engage Klondex were unsuccessful Want to make shareholders aware of an attractive alternative Have formally requested a shareholders list Expect to formally launch offer during the week of June 15, 2009 Offer will remain open for at least 35 days

NYSE Amex: SVM Compelling Alternative for Klondex Shareholders Offer represents significant premium to current market prices Combines two companies with high-quality assets in favourable mining jurisdictions Enhances trading liquidity, capital market profile and access to capital Leverages Silvercorp's financial strength Access to Silvercorp's proven narrow-vein, underground mine development and operational expertise Opportunity to continue to participate in the future potential of Fire Creek property and Silvercorp's existing portfolio of high-margin assets

NYSE Amex: SVM Significant Premium for Klondex Shareholders 1. 0.50 Silvercorp common shares per Klondex common share based on Silvercorp's closing share price as at June 5, 2009 2. Based on Klondex's closing share price as at June 5, 2009 3. Based on Klondex's 20-day VWAP as at June 5, 2009 and Silvercorp's 20-day VWAP as at June 5, 2009 Source: Bloomberg Historical Klondex Share Price (Last Twelve Months) (1) (2) (2) (3)

NYSE Amex: SVM Enhanced Capital Markets Profile Junior Precious Metal Producer Peer Group (Market Capitalization) (1) 1. As at June 5, 2009 Source: Bloomberg and public disclosure

NYSE Amex: SVM A Logical Addition... High-quality asset surrounded by infrastructure in a historic and mining friendly district with the potential for further resource upside Strategically located between the past producing Mule Canyon Mine to the north and the Pipeline and Cortez gold deposits to the south Over 11,000 acre land package in prolific mining camp which has historically produced in excess of 100 million oz of gold Asset Location Asset Highlights 1. Based on Klondex press release dated April 1, 2009

NYSE Amex: SVM A Logical Addition... Single asset exploration-stage company Limited financial resources Operating team has yet to be built out Klondex Challenges Silvercorp Value Proposition Multiple producing assets which generate significant cash flow Current cash position of over US$65 million and no debt Strong and experienced operating team with a proven track record of narrow-vein, underground mine development and operation

SILVERCORP METALS INC.
希尔威金属矿业有限公司
NYSE Amex: SVM TSX: SVM

Pro Forma Asset Portfolio

The leading silver producer in China, one of the lowest cost and most efficient mining jurisdictions in the world… FY2009 Ag production of 4.2mm oz at US$(2.77) per oz(1).


Na Bao Project
Ying Mining District
GC Project


Fire Creek Property
Maggie Creek
Reef
Hot Springs Point
NEVADA

1.3mm oz Au equivalent indicated resource and 0.5mm oz Au equivalent inferred resource(2)(3) in one of the world's most prolific mining districts… Leverages Silvercorp's core competencies in developing and operating narrow-vein deposits.

1. Net of by-products
2. Indicated Resource estimated at 2,408,299 metric tons averaging 16.42 grams per metric ton (gpt); Inferred Resource estimated at 1,074,308 metric tons averaging 13.57 gpt
3. Based on Klondex press release dated April 1, 2009

The Premier Silver Producer in China | www.silvercorp.ca
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NYSE Amex: SVM Compelling Transaction for Silvercorp Shareholders Addition of high-quality asset surrounded by existing infrastructure in historic mining district Attractive compliment to Silvercorp's growth pipeline both in terms of its existing resource and additional resource potential Allows Silvercorp to leverage its financial strength and its core competency in developing and operating narrow-vein underground mines Provides Silvercorp with geographic diversification Establishes platform from which to pursue further growth in the Americas Expected to be accretive to Silvercorp's net asset value

NYSE Amex: SVM Transaction Summary Share-for-share offer to acquire all outstanding Klondex shares 0.50 Silvercorp common shares per Klondex common share C$2.18 per Klondex common share (1) represents significant premium opportunity to participate in Silvercorp's future potential Leverages Silvercorp's financial strength and its narrow-vein, underground development and operational expertise Consistent with Silvercorp's strategy of focusing on growth via the development and operation of deposits offering reasonable development capital profiles and the potential for attractive margins financed with internal cash flows Based on Silvercorp's closing share price as at June 5, 2009

NYSE Amex: SVM Questions Lorne Waldman Corporate Secretary Lorne Waldman Corporate Secretary Telephone : 604-669-9397 Fax : 604-669-9387 Toll Free : 1-888-224-1881 Email : waldman@silvercorp.ca Silvercorp Contact Information Information Agent Contact Information Kingsdale Shareholder Services Inc. Kingsdale Shareholder Services Inc. Toll Free : 1-888-518-6832 (1) Fax : 416-867-2271 Telephone : 416-867-2272 (2) Email : contactus@kingsdaleshareholder.com 1. North American toll free number 2. Outside North America, Banks and Brokers call collect